AMSTEEL CORPORATION BERHAD (20667-M)

15 July 2003


03024932

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 July 2003, Re: Proposed disposal by Henrietta Rubber Estate Limited, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn a wholly-owned subsidiary of Amsteel Corporation Berhad, of 900.87 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Hulu Kinta, District of Kinta, Perak Darul Ridzuan for a cash consideration of RM27,927,049 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **11-07-2003 05:26:50 PM**
Reference No **AA-030711-3E0FD**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal by Henrietta Rubber Estate Limited, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn a wholly-owned subsidiary of Amsteel Corporation Berhad ("Amsteel"), of 900.87 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Hulu Kinta, District of Kinta, Perak Darul Ridzuan for a cash consideration of RM27,927,049 ("Proposed Disposal")

* **Contents :-**

We refer to the Company's announcement on 27 August 2002, 28 January 2003, 7 March 2003 and 11 April 2003 and wish to announce that the Proposed Disposal was completed on 9 July 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

11/7/03

11 JUL 2003